
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 17, 2009

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)


Delaware	1-11406	52-1762325
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

One Technology Park Drive	
Westford, Massachusetts	01886
(Address of Principal Executive Offices)	(Zip Code)


(978) 776-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 18, 2009, Kadant Inc. (the "Company") announced that William A. Rainville will become Executive Chairman and Jonathan W. Painter will become Chief Executive Officer ("CEO") and a director effective January 3, 2010, as part of a succession plan adopted by the Company's Board of Directors (the "Board") on August 17, 2009. The Board also named Mr. Painter as President and Chief Operating Officer ("COO") effective September 1, 2009, positions currently held by Mr. Rainville and Edward J. Sindoni, respectively. The Company also announced that Eric T. Langevin will become Executive Vice President and COO effective January 3, 2010. Both Mr. Painter and Mr. Langevin are currently executive officers of the Company.

Mr. Rainville, who will continue to hold the title of President through August 31, 2009, will remain CEO until Mr. Painter assumes that position on January 3, 2010, at which time Mr. Rainville will become Executive Chairman. As Executive Chairman, Mr. Rainville will continue to work for the Company under the direction of the Board on a part-time basis until his retirement on January 2, 2011, subject to the terms of his executive transition agreement with the Company, as described below. Mr. Rainville will step down as Executive Chairman upon his retirement on January 2, 2011, but is not required to resign from the Board as of such date.

Mr. Sindoni will continue to hold the title of Executive Vice President and COO through August 31, 2009, at which time Mr. Sindoni will become a non-officer employee of the Company, with a title, if any, to be determined by the CEO. In his non-officer employee role, Mr. Sindoni will continue to work for the Company under the direction of the CEO or COO on a part-time basis until his retirement on September 1, 2010, subject to the terms of his executive transition agreement with the Company, as described below.

Experience of Mr. Painter

Mr. Painter, age 50, has been Executive Vice President of the Company since 1997. He is currently responsible for the Company's fiberline businesses, consisting of its stock-preparation and fiber-based product lines. Mr. Painter served as President of the Company's composite building products business from 2001 until its sale in 2005. He also served as the Company's Treasurer and the Treasurer of Thermo Electron Corporation (from which the Company was spun off in 2001) from 1994 until 1997. Prior to 1994, Mr. Painter held various managerial positions with the Company and Thermo Electron Corporation.

The Company and Mr. Painter are parties to an Amended and Restated Executive Retention Agreement dated as of December 9, 2008.

Experience of Mr. Langevin

Mr. Langevin, age 46, has been Senior Vice President of the Company since March 2007. He is currently responsible for the Company's paperline businesses, consisting of its paper machine accessory equipment, fluid-handling and water-management systems product lines. Mr. Langevin served as Vice President of the Company from 2006 to 2007, with responsibility for the Company's paper machine accessory equipment and water-management systems product lines. From 2001 to 2006, Mr. Langevin was President of the Company's Kadant Web Systems Inc. subsidiary and, before that, served as its Senior Vice President and Vice President of Operations. Prior to 2001, Mr. Langevin managed several product groups and departments within Kadant Web Systems, which he joined in 1986 as a product development engineer.

The Company and Mr. Langevin are parties to an Amended and Restated Executive Retention Agreement dated as of December 9, 2008.

Mr. Rainville's Transition Agreement

In connection with the succession plan described above, on August 17, 2009, the Company and Mr. Rainville entered into an Executive Transition Agreement (the "Rainville Agreement"), which terminates upon Mr. Rainville's retirement on January 2, 2011 or Mr. Rainville's earlier resignation, termination, death or disability. Under the Rainville Agreement, through January 2, 2010, Mr. Rainville's annual base salary remains $647,000. To reflect his part-time schedule as Executive Chairman, from and after January 3, 2010 through his retirement on January 2, 2011, Mr. Rainville's annual base salary will be $325,000. Mr. Rainville will continue to be eligible to participate in the Company's Cash Incentive Plan based on his current target or reference bonus of $800,000 for the fiscal year ending January 2, 2010 while CEO and based on a target or reference bonus of $400,000 for the fiscal year ending January 1, 2011 while Executive Chairman. Until his retirement on January 2, 2011 or the earlier termination of the Rainville Agreement, Mr. Rainville will also be eligible to participate in the Company's executive and employee benefit plans and will receive the same perquisites that are generally provided to other executive officers of the Company.

Mr. Rainville's outstanding stock options and restricted stock unit awards will continue to be governed by the applicable plans and agreements. While serving as Executive Chairman, Mr. Rainville will not be eligible to receive any additional compensation as a result of his service on the Board, nor will the Board be obligated to grant him additional equity awards as a result of his service as Executive Chairman.

Under the Rainville Agreement, in the absence of a change in control, if Mr. Rainville's employment is terminated as a result of death or disability, he or his estate will receive his target or reference bonus for the fiscal year in which the death or disability occurred, pro rated for the amount of time elapsed during such fiscal year prior to such death or disability. In addition, in the absence of a change in control, if Mr. Rainville's employment is terminated by the Company without cause, he will receive through January 2, 2011 the compensation and benefits that he would have received had he remained an employee through his planned retirement on such date, and his outstanding restricted stock unit awards will immediately vest to the extent that they would have vested had he remained an employee through January 2, 2011.

In the event of both a change in control of the Company and the termination of Mr. Rainville's employment on or before January 2, 2010, in lieu of any termination benefits provided for by the Rainville Agreement, Mr. Rainville will receive the benefits, if any, and be subject to the obligations contained in the Amended and Restated Executive Retention Agreement entered into between the Company and Mr. Rainville on December 9, 2008 (the "Rainville Retention Agreement"). Mr. Rainville will also receive the benefits, if any, and be subject to the obligations contained in the Rainville Retention Agreement if a definitive agreement with respect to a change in control is entered into on or before January 2, 2010 and both the change in control is consummated and Mr. Rainville's employment is terminated on or before April 30, 2010. Other than in the circumstances described in the preceding two sentences, the Rainville Retention Agreement will terminate on January 2, 2010, following which the change in control provisions contained in the Rainville Agreement will become effective, as described in the following paragraph.

In the event of a change in control of the Company at any time and the termination of Mr. Rainville's employment on or after January 3, 2010, but prior to his retirement on January 2, 2011 (and other than in the circumstance described in the second sentence of the preceding paragraph), the Company and Mr. Rainville are required to follow certain procedures for termination contained in the Rainville Agreement. If such termination is by the Company without cause or by Mr. Rainville for good reason, Mr. Rainville will be entitled to receive a lump sum payment equal to the sum of (a) his target or reference bonus for the fiscal year ending January 1, 2011, pro rated for the amount of time elapsed during such fiscal year prior to his termination, and (b) two times the sum of (i) his highest annual base salary while Executive Chairman and (ii) his target or reference bonus for the fiscal year ending January 1, 2011. In such instance, Mr. Rainville will also have his benefits continued for two years following his termination, will be deemed fully vested in any retirement plans or programs in which he was a participant and, for purposes of such retirement plans or programs, will be deemed to have his age and years of service with the Company increased by two years. In addition, upon any change in control on or after January 3, 2010, but prior to his retirement on January 2, 2011, any stock options, shares of restricted stock or restricted stock unit awards held by Mr. Rainville will become fully vested. Unlike the Rainville Retention Agreement, the Rainville Agreement does not require gross-up payments for any excise tax imposed on Mr. Rainville if payments under the Rainville Agreement are deemed to be "excess parachute payments" under Section 280G of the Internal Revenue Code.

Pursuant to the Rainville Agreement, during the period of his employment and for two years after his retirement or the earlier termination of his employment, Mr. Rainville agrees not to compete with the Company, solicit the Company's clients or employees or assist any other party to cause a change in control of the Company. He also agrees to maintain the confidentiality of the Company's information during the period of his employment and thereafter.

The preceding description of the Rainville Agreement is fully qualified by reference to the Rainville Agreement, which is attached to this Current Report on Form 8-K as Exhibit 10.1 and incorporated herein by reference.

Mr. Sindoni's Transition Agreement

In connection with the succession plan described above, on August 17, 2009, the Company and Mr. Sindoni entered into an Executive Transition Agreement (the "Sindoni Agreement"), which terminates upon Mr. Sindoni's retirement on September 1, 2010 or Mr. Sindoni's earlier resignation, termination, death or disability. Under the Sindoni Agreement, through August 31, 2009, Mr. Sindoni's annual base salary remains $288,000. To reflect his part-time schedule as a non-officer employee, from and after September 1, 2009 through his retirement on September 1, 2010, Mr. Sindoni's annual base salary will be $144,000. Mr. Sindoni will continue to be eligible to participate in the Company's Cash Incentive Plan based on his current target or reference bonus of $175,000 for the fiscal year ending January 2, 2010 and based on a target or reference bonus of $60,000 for the fiscal year ending January 1, 2011 (which Mr. Sindoni will be eligible to receive if he remains an employee of the Company through September 1, 2010, regardless of whether he remains an employee through the end of such fiscal year). Until his retirement on September 1, 2010 or the earlier termination of the Sindoni Agreement, Mr. Sindoni will also be eligible to participate in the Company's executive and employee benefit plans and will receive the same perquisites that are generally provided to other executive officers of the Company. Mr. Sindoni's outstanding restricted stock unit awards will continue to be governed by the applicable plans and agreements, provided that if Mr. Sindoni remains an employee of the Company through September 1, 2010, the restricted stock unit award granted to him on March 3, 2008 will vest in full as of his retirement on September 1, 2010.

Under the Sindoni Agreement, in the absence of a change in control, if Mr. Sindoni's employment is terminated as a result of death or disability, he or his estate will receive his target or reference bonus for the fiscal year in which the death or disability occurred, pro rated for the amount of time elapsed during such fiscal year prior to such death or disability. In addition, in the absence of a change in control, if Mr. Sindoni's employment is terminated by the Company without cause, he will receive through September 1, 2010 the compensation and benefits that he would have received had he remained an employee through his planned retirement on such date, and his outstanding restricted stock unit awards will immediately vest to the extent that they would have vested had he remained an employee through September 1, 2010.

In the event of both a change in control of the Company and the termination of Mr. Sindoni's employment on or before August 31, 2009, in lieu of any termination benefits provided for by the Sindoni Agreement, Mr. Sindoni will receive the benefits, if any, and be subject to the obligations contained in the Amended and Restated Executive Retention Agreement entered into between the Company and Mr. Sindoni on December 9, 2008 (the "Sindoni Retention Agreement"). Other than in the circumstance described in the preceding sentence, the Sindoni Retention Agreement will terminate on August 31, 2009, following which the change in control provisions contained in the Sindoni Agreement will become effective, as described in the following paragraph.

In the event of a change in control of the Company at any time and the termination of Mr. Sindoni's employment on or after September 1, 2009, but prior to his retirement on September 1, 2010, the Company and Mr. Sindoni are required to follow certain procedures for termination contained in the Sindoni Agreement. If such termination is by the Company without cause or by Mr. Sindoni for good reason, Mr. Sindoni will be entitled to receive a lump sum payment equal to the sum of (a) his target or reference bonus for the fiscal year ending January 1, 2011, pro rated for the amount of time elapsed during such fiscal year prior to his termination, (b) if the change in control occurs on or before January 2, 2010, an amount equal to the sum of (i) the aggregate base salary that he would have received during the fiscal year ending January 2, 2010 if he had remained an employee of the Company through the end of such fiscal year (taking into account the terms of the Sindoni Agreement) and (ii) his target or reference bonus for the fiscal year ending January 2, 2010, and (c) if the change in control occurs on or after January 3, 2010, an amount equal to the sum of (i) his highest annual base salary between January 3, 2010 and the termination of his employment and (ii) his target or reference bonus for the fiscal year ending January 1, 2011. In such instance, Mr. Sindoni will also have his benefits continued for one year following his termination, will be deemed fully vested in any retirement plans or programs in which he was a participant and, for purposes of such retirement plans or programs, will be deemed to have his age and years of service with the Company increased by one year. In addition, upon any change in control on or after September 1, 2009, but prior to his retirement on September 1, 2010, any stock options, shares of restricted stock or restricted stock unit awards held by Mr. Sindoni will become fully vested. Unlike the Sindoni Retention Agreement, the Sindoni Agreement does not require gross-up payments for any excise tax imposed on Mr. Sindoni if payments under the Sindoni Agreement are deemed to be "excess parachute payments" under Section 280G of the Internal Revenue Code.

Pursuant to the Sindoni Agreement, during the period of his employment and for two years after his retirement or the earlier termination of his employment, Mr. Sindoni agrees not to compete with the Company, solicit the Company's clients or employees or assist any other party to cause a change in control of the Company. He also agrees to maintain the confidentiality of the Company's information during the period of his employment and thereafter.

The preceding description of the Sindoni Agreement is fully qualified by reference to the Sindoni Agreement, which is attached to this Current Report on Form 8-K as Exhibit 10.2 and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On August 18, 2009, the Company issued a press release announcing the succession plan described above in Item 5.02. A copy of the Company's press release is attached to this Current Report on Form 8-K as Exhibit 99.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits

10.1	Executive Transition Agreement between Kadant Inc. and William A. Rainville, dated as of August 17, 2009
10.2	Executive Transition Agreement between Kadant Inc. and Edward J. Sindoni, dated as of August 17, 2009
99	Press Release dated August 18, 2009

KADANT INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: August 20, 2009   By   /s/ Thomas M. O'Brien
                                                     Thomas M. O'Brien
                                                     Executive Vice President and
                                                       Chief Financial Officer

5

KADANT INC.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Executive Transition Agreement between Kadant Inc. and William A. Rainville, dated as of August 17, 2009
10.2	Executive Transition Agreement between Kadant Inc. and Edward J. Sindoni, dated as of August 17, 2009
99	Press Release dated August 18, 2009